SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2011

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE Savings and Security Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company 3135 Easton Turnpike Fairfield, Connecticut 06828-0001

(1)

GE SAVINGS AND SECURITY PROGRAM

December 31, 2011 and 2010

Table of Contents

			Page Number(s)

A.	Financial Statements and Schedule:

	Report of Independent Registered Public Accounting Firm		3

	Financial Statements:

	Statements of Net Assets Available for Plan Benefits as of December 31, 2011 and 2010		4

	Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2011 and 2010		5

	Notes to Financial Statements:		6-18

	Supplemental Schedule:
	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011		19-23

B.	Exhibits

	23	Consent of Independent Registered Public Accounting Firm

	99(a)
GE S&S U.S. Equity Fund 2011 Annual Report (incorporated by reference to the General Electric S&S U.S. Equity Fund Form N-CSR for the year ended December 31, 2011, as filed with the Commission on March 7, 2012)

	99(b)
GE Institutional U.S. Equity Fund 2011 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2011, as filed with the Commission on December 8, 2011)

	99(c)
GE Institutional S&P 500 Index Fund 2011 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2011, as filed with the Commission on December 8, 2011)

	99(d)
GE Institutional U.S. Large-Cap Equity Fund 2011 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2011, as filed with the Commission on December 8, 2011)

99(e)
GE Institutional Premier Growth Equity Fund 2011 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2011, as filed with the Commission on December 8, 2011)

99(b)
GE Institutional Small-Cap Equity Fund 2011 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2011, as filed with the Commission on December 8, 2011)

99(c)
GE Institutional International Equity Fund 2011 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2011, as filed with the Commission on December 8, 2011)

99(d)
GE Institutional Strategic Investment Fund 2011 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2011, as filed with the Commission on December 8, 2011)

(i)	Schedules required by Form 5500 that are not applicable have not been included.

(2)

Report of Independent Registered Public Accounting Firm

General Electric Company, as Administrator
GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of the GE Savings and Security Program (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ KPMG LLP
June 25, 2012

(3)

GE SAVINGS AND SECURITY PROGRAM

Statements of Net Assets Available for Plan Benefits

December 31, 2011 and 2010

(in thousands)

	2011	2010

Assets:

Investments at fair value (notes 3 and 4)	$19,094,360	$19,201,212
Notes receivables from participants	380,577	386,775
Accrued dividends and interest	68,200	56,877
Other assets	54,842	34,248
Total assets	19,597,979	19,679,112

Liabilities:

Other liabilities	7,105	5,220
Total liabilities	7,105	5,220

Net assets available for plan benefits	$19,590,874	$19,673,892

See accompanying notes to financial statements.

(4)

GE SAVINGS AND SECURITY PROGRAM

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2011 and 2010

(in thousands)

	2011	2010

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of
investments (note 3)	$(375,014)	$2,159,631
Interest and dividend income:
General Electric Company Common Stock	234,884	180,673
Registered investment companies	160,710	136,675
Other investments	18,972	20,289
	39,552	2,497,268

Interest on notes receivable from participants	21,305	22,768

Contributions:
Employee	953,445	917,725
Employer	340,827	326,306
	1,294,272	1,244,031

Total additions	1,355,129	3,764,067

Deductions from net assets attributed to:
Participant withdrawals	1,438,147	1,409,946

Net increase (decrease)	(83,018)	2,354,121

Net assets available for plan benefits:
Beginning of year	19,673,892	17,319,771
End of year	$19,590,874	$19,673,892

See accompanying notes to financial statements.

(5)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of the Plan

The GE Savings and Security Program (the “Plan”) is a defined contribution plan sponsored by General Electric Company (“the Company”). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The assets of the Plan are held and invested through the General Electric Savings and Security Trust (the “Trust”).

Fidelity Investments® is the Plan’s recordkeeper.  The Plan Trustees (all of whom are officers of GE Asset Management Incorporated (“GEAM”), a wholly owned subsidiary of the Company) have appointed Fidelity Management Trust Company (“FMTC”) as the directed Trustee of the Trust.

GEAM is the investment adviser to seven of the Plan’s investment options, which include actively managed funds in equity and fixed income asset classes. BlackRock Institutional Trust Company (“BlackRock”) is the investment adviser to six of the Plan’s investment options, which include passively managed funds in equity and fixed income classes (collectively referred to herein as the “Index Funds”).  AllianceBernstein, L.P. (“AllianceBernstein”) is the investment adviser to the Plan’s suite of twelve Target Retirement Date Funds (as defined below).  The Target Retirement Date Funds became investment options in January 2011. State Street Bank and Trust Company is the custodian of all Plan assets except for the GE Stock Fund (as defined below), the Index Funds (as defined below), and the U.S. Bond Fund (as defined below). FMTC is the custodian of the GE Stock Fund.  Blackrock is the custodian of the Index Funds.  The Federal Reserve Bank is the custodian of the United States Savings Bonds in the U.S. Bond Fund.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the “Plan Document”). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Employee Contributions and Investment Options

Eligible employees of the Company and participating affiliates may participate in the Plan by investing up to 30% of their earnings in one or more of the following investment options:

(a)
General Electric Common Stock Fund (the “GE Stock Fund”) - GE Stock constitutes at least 98% of the assets of the GE Stock Fund and the remainder (up to 2%) is held in cash and cash equivalents to provide liquidity for participant directed transactions.

(b)
GE S&S Income Fund (the “Income Fund”) - a registered investment company managed by GEAM that invests primarily in a variety of investment grade debt securities such as U.S. Government securities, mortgage-backed securities, corporate bonds, and money market instruments. The Income Fund normally has a weighted average maturity of approximately five to ten years, but is subject to no limitation with respect to the maturities of the instruments in which it may invest.

(c)
GE S&S U.S. Equity Fund (the “U.S. Equity Fund”), formerly known as the GE S&S Program Mutual Fund - a registered investment company managed by GEAM that invests primarily in equity securities of U.S. companies.

(d)
GE Institutional International Equity Fund (the “International Fund”) – a registered investment company managed by GEAM that invests primarily in equity securities of companies in countries other than the United States.

(e)
GE Institutional Small-Cap Equity Fund (the “Small-Cap Fund”) - a registered investment company managed by GEAM that invests primarily in equity securities of small-cap U.S. companies (those with market capitalizations in the same range as the companies in the Russell 2000 Index).

(f)
GE Institutional Strategic Investment Fund (the “Strategic Investment Fund”) – a registered investment company managed by GEAM that invests primarily in a combination of equity securities (U.S. and Non-U.S.), investment grade debt securities and cash.

(6)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2011 and 2010

(g)
Non-U.S. Equity Index Fund – a collective trust fund managed by Blackrock that invests in foreign stocks in developed and emerging markets outside the United States that seeks investment results that correspond generally to the investment performance of the Morgan Stanley Capital International All Country World Index (MSCI ACWI) ex-USA.

(h)
U.S. Aggregate Bond Index Fund – a collective trust fund managed by Blackrock that invests in high-quality fixed income securities that seeks investment results that correspond generally to the investment performance of the Barclays Capital U.S. Aggregate (US Agg) Bond Index.

(i)
U.S. Large-Cap Equity Index Fund – a collective trust fund managed by Blackrock  that invests in large companies within the United States that seeks investment results that correspond generally to the investment performance of the S&P 500 Index.

(j)
U.S. Mid-Cap Equity Index Fund – a collective trust fund managed by Blackrock that invests in medium-sized companies within the United States that seeks investment results that correspond generally to the investment performance of the S&P Mid-Cap 400 Index.

(k)
U.S. Small-Cap Equity Index Fund – a collective trust fund managed by Blackrock that invests in smaller companies within the United States that seeks investment results that correspond generally to the investment performance of the Russell 2000 Index.

(l)
U.S. Treasury Inflation-Protected Securities Index Fund (the “U.S. TIPS Index Fund”) – a collective trust fund managed by Blackrock that invests in inflation-linked, fixed income securities issued by the United States government that seeks investment results that correspond generally to the investment performance of the Barclays Capital U.S. Treasury Inflation-Protected Securities (TIPS) Index.

(m)
GE S&S Short-Term Interest Fund (the “Short Term Fund”) – invests primarily in a variety of investment grade debt securities with a weighted average maturity that is normally not more than three years.  The fund is managed by GEAM.

(n)
GE S&S Money Market Fund (the “Money Market Fund”) – invests primarily in short-term, U.S. dollar denominated money market instruments and other debt instruments that mature in one year or less.  The fund is managed by GEAM.

(o)
United States Savings Bonds (the “U.S. Bond Fund”) – comprises individual participants’ contributions that are directed to U.S. Treasury Series EE Savings Bonds, bonds that mature in 30 years. Individual funds being accumulated for bond purchase are invested in short-term instruments. Effective July 1, 1995, only after-tax contributions are permitted to be invested in the U.S. Bond Fund. Bonds acquired with after-tax contributions held by the Trustees shall be distributed to participants as soon as practicable after the end of the second calendar year following the year in which the bonds were acquired. Proceeds from bonds acquired before July 1, 1995 that have matured but have not yet been distributed are reinvested in bonds.

(p)
Target Retirement Date Funds - daily valued separate accounts managed by AllianceBernstein that invest in a combination of the Index Funds and the Money Market Fund representing a variety of asset classes.  Each Target Retirement Date Fund is expected to become more conservative in its asset allocation over time, until approximately 15 years after the target retirement date (the year when a participant expects to retire and begin withdrawing money from his or her investment in the fund), at which time the fund is expected to reach its final and most conservative asset allocation and then becomes static.  The suite of Target Retirement Date Funds includes the following:

2000 Target Retirement Date Fund                                           2020 Target Retirement Date Fund            2040 Target Retirement Date Fund

2005 Target Retirement Date Fund                                           2025 Target Retirement Date Fund              2045 Target Retirement Date Fund

2010 Target Retirement Date Fund                                           2030 Target Retirement Date Fund            2050 Target Retirement Date Fund

2015 Target Retirement Date Fund                                           2035 Target Retirement Date Fund            2055 Target Retirement Date Fund

(7)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2011 and 2010

The GE Stock Fund, Income Fund, U.S Equity Fund, International Fund, Small-Cap Fund, Strategic Investment Fund, Index Funds, Short Term Fund, Money Market Fund, U.S. Bond Fund and the Target Retirement Date Funds are collectively referred to herein as the “Funds”.

The Income Fund, U.S. Equity Fund, International Fund, Small-Cap Fund and Strategic Investment Fund are registered investment companies subject to specific disclosure and other requirements.  Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants and eligible employees. Fund profiles for the GE Stock Fund, Short Term Fund, Income Fund, U.S. Equity Fund, Money Market Fund, U.S. Bond Fund, Index Funds and Target Retirement Date Funds are distributed annually to participants and eligible employees.  The Savings and Security Program Supplemental Information document containing additional information regarding all Funds is also distributed annually to participants and eligible employees.

The Plan permits participants to invest compensation on which income taxes have and have not been paid (“after-tax” and “pre-tax”, respectively). The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $16,500 in 2011 and 2010. For participants who were at least age 50 during the year, the 2011 and 2010 limit was generally $22,000.  Effective January 1, 2010, the Plan also permits participants to make Roth contributions, which are combined with pre-tax contributions for purposes of these limits.

Participants may switch their investment balances (including rebalancing) up to 12 times each quarter. Restrictions on such switches include a prohibition against switching balances into the U.S. Bond Fund, a prohibition against switching balances out of U.S Savings Bonds held in custody that were purchased with after-tax contributions and certain restrictions on a participant’s ability to engage in frequent trading in response to Securities and Exchange Commission requirements governing mutual funds.

Employer Contributions

The Plan generally provides for employer matching contributions of 50% of employees’ contributions of up to 7% of their earnings, that is, a 3.5% maximum matching contribution. For certain eligible employees whose first day of work was on or after January 1, 2005, such matching contributions are generally 50% of employees’ contributions of up to 8% of earnings, that is, a 4% maximum matching contribution.

Effective January 1, 2011, the Plan was amended to give certain eligible salaried employees whose first day of work is on or after that date an employer contribution generally equal to 3% of their earnings, irrespective of any employee contributions.  This Company Retirement Contribution is in addition to the employer matching contribution.  These Company Retirement Contributions can be invested in any of the available investment options, with the exception of the U.S. Bond Fund.  A participant who does not have a regular investment on file will be electing to invest the Company Retirement Contributions in the Target Retirement Date Fund consistent with the participant’s age.

See Note 6 for additional employer contributions effective January 1, 2012 for certain eligible production employees whose first day of work is on or after that date.

Rollovers and Transfers from Other Qualifying Plans

Subject to Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the years ended December 31, 2011 and 2010, transfers from other qualifying plans or arrangements accounted for $70.8 million and $31.7 million, respectively, and are included in employee contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

(8)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2011 and 2010

Withdrawals

Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments. Currently, employed participants may make up to seven withdrawals per year and certain hardship withdrawals from their participant accounts (except with respect to amounts attributable to any Company Retirement Contributions, as described above). Partial payments on termination are generally limited to four per year and a minimum of $500.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts (except with respect to amounts attributable to any Company Retirement Contributions, as described above). Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of 50% of that participant’s available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The term of any loan is up to 4.5 years unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody’s Investors Service. Prior to December 2009, the interest rates of individual loans were fixed for the shorter of the term of the loan or five years.  Effective December 2009, the interest rates for new loans are fixed for the term of the loan.

A participant may have no more than two outstanding loans from the Plan at any time.

Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of the default as ordinary income.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company Retirement Contributions (as applicable) and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant’s vested account.

Vesting

Participants are fully vested in their employee contributions, employer matching contributions and related investment results.  Participants receiving Company Retirement Contributions and related earnings generally become vested in those amounts once the participant completes three years of service.

Forfeitures

As of December 31, 2011, amounts totaling $205,577 attributable to certain non-vested Company Retirement Contributions and related earnings were utilized to reduce employer contributions in accordance with the terms of the Plan.  There were no forfeited amounts in 2010.

(9)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2011 and 2010

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Administrative costs of the Plan and investment advisory costs for the GE Stock Fund, Short Term Fund and the Money Market Fund are generally borne by the Company.  For the registered investment companies, the Index Funds, and the Target Retirement Date Funds, investment advisers receive a management fee for providing investment advisory services. These management fees are reflected in interest and dividend income for the registered investment companies and in net appreciation in fair value of investments for the Index Funds and Target Retirement Date Funds on the Statements of Changes in Net Assets Available for Plan Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.

Investments other than the GE Stock Fund, the U.S. Equity Fund, the Money Market Fund and the U.S. Bond Fund may use various financial instruments such as options and futures, commonly referred to as derivatives, to manage risk.  The Index Funds and the Target Retirement Date Funds may use futures to manage risk.  In addition, the Non-U.S. Equity Index Fund may use a variety of over-the-counter derivative instruments, including, without limitation, options, swaps, and forward contracts.  No investments are engaged in market-making or other speculative activities.

All portfolio securities of the Money Market Fund and any short-term money market instruments held by the Short Term Fund with remaining maturities of sixty days or less at the time of purchase are valued on the basis of amortized cost, which approximates fair value.

The Plan invests in collective funds. A collective fund is a pool of investments from various investors to create a diversified fund.

More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the documents described above under “Employee Contributions and Investment Options” in note 1.

(10)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2011 and 2010

(c)           Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date.  In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions.  Preference is given to observable inputs.  These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The Company maintains policies and procedures to value investments using the best and most relevant data available.   In addition, the Company retains independent pricing vendors to assist in valuing certain investments.

The following section describes the valuation methodologies used to measure investments at fair value.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1.  Level 1 securities include GE common stock, registered investment companies, certain short-term money market instruments, and U.S. Savings Bonds.

The Plan’s ownership in the collective funds is carried at fair value based on the investment’s net asset value per unit and is included in Level 2.

When quoted market prices are unobservable, pricing information is obtained from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The inputs and assumptions to the model of the pricing vendor are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data. Since many fixed income securities do not trade on a daily basis, the methodology of the pricing vendor uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. The pricing vendor considers available market observable inputs in determining the evaluation for a security. Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information. These investments are included in Level 2 and primarily comprise securities in the Short Term Fund.

The Money Market Fund securities are typically valued on the basis of amortized cost which approximates fair value and these are included in Level 2.  If it is determined that amortized cost does not approximate fair value, securities may be valued based on dealer supplied valuations or quotations. In these infrequent circumstances, the pricing service may provide the Plan with valuations that are based on significant unobservable inputs, and in those circumstances, the investment securities are classified in Level 3.

(11)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2011 and 2010

Plan securities that are valued using techniques other than market quotations, particularly securities that are “fair valued,” are subject to valuation risk. The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities.

Annually, the Company conducts a review of the plan’s primary pricing vendor to validate that the inputs used in that vendor’s pricing process are deemed to be market observable as defined in the standard.  While the Company is not provided access to proprietary models of the vendor, the Company’s review has included on-site walkthroughs of pricing processes, methodologies and control procedures for each asset class for which prices were provided.  The Company’s review also includes an examination of the underlying inputs and assumptions for a sample of individual securities across asset classes, credit rating levels and various durations.  The Company believes that the prices received from the pricing vendor are representative of prices that would be received to sell the assets at the measurement date (exit price).

The Plan may use non-binding broker quotes as its primary basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. The Company has not adjusted the prices obtained from the brokers. Investment securities priced using non-binding broker quotes are included in Level 3. As is the case with the primary pricing vendor, third-party brokers do not provide access to their proprietary valuation models, inputs and assumptions.

(d)   Notes Receivable from Participants

     Notes receivable from participants are recorded at the outstanding principal balance plus accrued interest.

(e)           Participant Withdrawals

Participant withdrawals are recorded when paid.

(f)	Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(g)	Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(12)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2011 and 2010

(3)	Investments

	The following is a summary of the fair value of the Plan’s investments at December 31, 2011 and 2010:
		2011		2010

		(in thousands)

	GE Common Stock	$7,858,512	(a)	$8,174,128	(a)
	Registered Investment Companies:
	GE S&S Income Fund	2,018,059	(a)	1,897,737	(a)
	GE S&S U.S. Equity Fund	2,468,500	(a)	2,695,572	(a)
	GE Institutional International Equity Fund	946,981		1,201,170	(a)
	GE Institutional Small-Cap Equity Fund	801,525		795,980
	GE Institutional Strategic Investment Fund	441,620		467,382
	Total Registered Investment Companies	6,676,685		7,057,841

	Collective Funds(b):
	GE Cash Plus Fund	5,554		13,298
	Non-U.S. Equity Index Fund	191,597		114,015
	U.S. Aggregate Bond Index Fund	166,087		75,588
	U.S. Large-Cap Equity Index Fund	1,122,405	(a)	958,228
	U.S. Mid-Cap Equity Index Fund	221,209		130,861
	U.S. Small-Cap Equity Index Fund	137,616		83,642
	U.S. Treasury Inflation-Protected Securities Index Fund	164,736		70,072
	Total Collective Funds	2,009,204		1,445,704

	Other Investments(b):
	Short-Term Money Market Instruments	1,000,538	(a)	1,243,567	(a)
	U.S. Treasury and U.S. Government Agency Debt
	Obligations	1,296,474	(a)	984,038	(a)
	Commercial Mortgage-Backed and Asset-Backed
	Securities	145,199		183,803
	U.S. Savings Bonds	107,748		112,131
	Total Other Investments	2,549,959		2,523,539
	Total investments at fair value	$19,094,360		$19,201,212

(a)	Investments representing more than 5% of the Plan’s net assets.
(b)	Target Retirement Date Funds are separate accounts that invest in a combination of Index Funds and the Money Market Fund representing a variety of asset classes. See Note 1(p).

(13)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2011 and 2010

The Plan’s investments appreciated (depreciated) as follows:

	2011	2010

	(in thousands)

GE Common Stock	$(414,741)	$1,191,049
Registered Investment Companies	(504,922)	480,020
Collective Funds	395,637	441,793
Other Investments	149,012	46,769
	$(375,014)	$2,159,631

The Funds, with the exception of the GE Stock Fund, Index Funds, and U.S. Bond Fund may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, a Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations. In a securities loan arrangement, a Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The Funds monitor the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan’s financial statements for any securities lending activities related to the Short-Term Fund and the Money Market Fund.  None of the funds participated in security lending programs as of December 31, 2011 and 2010.

The Funds, with the exception of the GE Stock Fund and U.S. Bond Fund include investments in U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the Statements of Net Assets Available for Plan Benefits. The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes.  Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the GE Stock Fund and the U.S. Bond Fund, which primarily invest in securities of a single issuer.

(14)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2011 and 2010

(4)	Fair Value Measurements
	The following table presents the Plan’s investments measured at fair value on a recurring basis at December 31, 2011:

		Level 1	Level 2	Level 3	Total

		(in thousands)

	GE Common Stock	$7,858,512	$-	$-	$7,858,512
	Registered Investment Companies	6,676,685	-	-	6,676,685
	Collective Funds	-	2,009,204	-	2,009,204
	Other Investments:
	Short-Term Money Market Instruments	61,796	909,567	29,175	1,000,538
	U.S. Treasury and U.S. Government Agency
	Debt Obligations	-	1,296,474	-	1,296,474
	Commercial Mortgage-Backed and Asset-Backed
	Securities	-	145,199	-	145,199
	U.S. Savings Bonds	107,748	-	-	107,748
	Total Other Investments	169,544	2,351,240	29,175	2,549,959
	Total investments at fair value	$14,704,741	$4,360,444	$29,175	$19,094,360

	The following table presents the Plan’s investments measured at fair value on a recurring basis at December 31, 2010:

		Level 1	Level 2	Level 3	Total

		(in thousands)

	GE Common Stock	$8,174,128	$-	$-	$8,174,128
	Registered Investment Companies	7,057,841	-	-	7,057,841
	Collective Funds	-	1,445,704	-	1,445,704
	Other Investments:
	Short-Term Money Market Instruments	63,694	1,179,873	-	1,243,567
	U.S. Treasury and U.S. Government Agency
	Debt Obligations	-	984,038	-	984,038
	Commercial Mortgage-Backed and Asset-Backed
	Securities	-	173,822	9,981	183,803
	U.S. Savings Bonds	112,131	-	-	112,131
	Total Other Investments	175,825	2,337,733	9,981	2,523,539
	Total investments at fair value	$15,407,794	$3,783,437	$9,981	$19,201,212

(15)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2011 and 2010

	The following table presents the changes in Level 3 investments measured on a recurring basis for the year ended December 31, 2011:

			Net	Net			Transfers		Transfers
		January 1,	realized	unrealized			into		out of		December 31,
	(in thousands)	2011	gains	(losses)	Purchases	Sales	Level 3	(a)	Level 3	(a)	2011

	Short-Term
	Money Market
	Instruments	$-	$-	$(833)	$30,008	$-	$-		$-		$29,175	( b)

	Commercial
	Mortgage- Backed
	and Asset-Backed
	Securities	9,981	-	-	-	-	-		(9,981)		-
		$9,981	$-	$(833)	$30,008	$-	$-		$(9,981)		$29,175

	The following table presents the changes in Level 3 investments measured on a recurring basis for the year ended December 31, 2010:

			Net	Net			Transfers		Transfers
		January 1,	realized	unrealized			into		out of		December 31,
	(in thousands)	2011	gains	(losses)	Purchases	Sales	Level 3	(a)	Level 3	(a)	2011

	U.S. Treasury
	and U.S.
	Government
	Agency Debt
	Obligations	$8,170	$170	$-	$-	$(8,301)	$-		$(39)		$-

	Commercial
	Mortgage-
	Backed and
	Asset-Backed
	Securities	-	-	(101)	10,082	-	-		-		9,981
		$8,170	$170	$(101)	$10,082	$(8,301)	$-		$(39)		$9,981

(a)	Transfers into and out of Level 3 are considered to occur at the beginning of the period.
(b)	Represents fair value securities which were redeemed in March 2012.

(16)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2011 and 2010

(5)           Tax Status

The Internal Revenue Service has notified the Company by a letter dated August 19, 2010, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended and restated since that letter was issued. However, counsel for the Plan has no reason to believe that those changes have adversely affected the validity of the determination letter.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and the Company’s matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment results may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of the material liability (or asset) or disclosure in the Plan’s financial statements.

(6)           Plan Amendments

Effective January 1, 2012, the Plan was amended to give certain eligible production employees, whose first day of work was on or after that date, both a Company Retirement Contribution (as described in note 1) and an Additional Company Retirement Contribution equal to $600 per year, irrespective of any employee contributions.  This Additional Company Retirement Contribution will be credited to the participants’ accounts each January, beginning in 2013. Like Company Retirement Contributions, Additional Company Retirement Contributions are not available for loans or withdrawals during employment.  A participant generally becomes vested in any Additional Company Retirement Contributions and related earnings once the participant completes three years of service.  The Additional Company Retirement Contribution can be invested in any of the available investment options, with the exception of the U.S. Bond Fund.  A participant who does not have a regular investment election on file will be electing to invest the Additional Company Retirement Contribution in the Target Retirement Date Fund consistent with the participant’s age.

(7)	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants.  However, these distributions remain a plan asset for purposes of these financial statements until offset against plan assets.

(17)

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2011 and 2010

The following is a reconciliation of investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	December 31
	2011	2010

	(in thousands)

Total investments per the financial statements	$19,094,360	$19,201,212

Total notes receivable per financial statements	380,577	386,775
Deemed distributions	(8,138)	(8,184)
Total notes receivable per Form 5500	372,439	378,591
Total investments per Form 5500	$19,466,799	$19,579,803

The following is a reconciliation of total deductions to net assets per the financial statements at December 31, 2011 and 2010 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	December 31
	2011	2010

	(in thousands)

Total deductions from net assets per financial statements	$1,438,147	$1,409,946
Deemed distributions offset against plan assets	(1,752)	-
New deemed distributions	1,706	8,184
Total deductions from net assets per Form 5500	$1,438,101	$1,418,130

(18)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2011

Description		Shares	Cost (a)	Fair Value
Corporate Stocks - Common
GE Common Stock		438,777,903	$9,373,037,151	$7,858,512,243	(i)

Registered Investment Companies
GE S&S Income Fund		172,927,045	1,904,887,772	2,018,058,612	(c)
GE S&S U.S. Equity Fund		63,703,221	2,354,074,230	2,468,499,802	(c)
GE Institutional International Equity Fund		100,422,150	1,111,395,765	946,980,870	(c)
GE Institutional Small-Cap Equity Fund		53,222,117	634,049,985	801,525,082	(c)
GE Institutional Strategic Investment Fund		41,388,967	436,178,254	441,620,307	(c)
			6,440,586,006	6,676,684,673
Collective Funds
GE Cash Plus Fund			5,554,282	5,554,282	(c)(d)
Non-U.S. Equity Index Fund			209,860,564	191,597,042
U.S. Aggregate Bond Index Fund			156,156,970	166,087,126
U.S. Large-Cap Equity Index Fund			993,278,043	1,122,405,345
U.S. Mid-Cap Equity Index Fund			214,494,084	221,208,426
U.S. Small-Cap Equity Index Fund			134,549,626	137,616,242
U.S. Treasury Inflation-Protected Securities Index Fund			151,271,548	164,735,944
Total Collective Funds			1,865,165,117	2,009,204,407

	Rate of
Other Investments	Interest	Maturity	Cost (a)	Fair Value

Short-Term Money Market Instruments
Australia and New Zealand Banking Group Ltd	0.310%	02/28/12	$18,490,760	$18,490,760	(e)(l)
Australia and New Zealand Banking Group Ltd	0.320	02/07/12	19,893,455	19,893,455	(e)
Bank of Montreal/Chicago, IL	0.444	09/26/12	16,250,000	16,250,000	(f)
Bank of Nova Scotia	0.290	01/13/12	30,500,000	30,500,000
Barclays Bank PLC	0.510	02/06/12	23,750,000	23,750,000
Barclays Bank U.S. Treasury Repo	0.020	01/03/12	76,800,000	76,800,000
Commonwealth Bank of Australia	0.499	05/21/12	37,650,000	37,650,000	(e)(f)
Credit Suisse Group AG	0.431	02/14/12	22,638,096	22,638,096	(e)
Deutsche Bank Secuities, Inc. Gov Agency Repo	0.050	01/03/12	41,700,000	41,700,000
Eksportfinans Asa	0.666	03/15/12	10,001,529	9,725,000	(f)(m)
Eksportfinans Asa	0.679	03/19/12	20,003,219	19,450,000	(f)(m)
Goldman Sachs & Co. Gov Agency Repo	0.090	01/03/12	84,100,000	84,100,000
HSBC Holdings PLC	0.120	01/23/12	41,546,953	41,546,953	(e)
HSBC Securities (USA) Inc. Gov Agency Repo	0.020	01/03/12	45,820,000	45,820,000
HSBC Securities (USA) Inc. US Treasury Repo	0.000	01/03/12	17,300,000	17,300,000
International Bank for Reconstruction and Development	0.050	02/01/12	40,348,263	40,348,263	(e)
Johnson & Johnson	0.070	04/02/12	36,893,399	36,893,399	(e)(l)
JP Morgan Chase & Co.	0.010	01/04/12	41,399,966	41,399,966	(e)
JP Morgan Chase & Co.	0.776	06/15/12	13,215,107	13,215,107	(f)
National Australia Bank Ltd	0.200	01/06/12	35,749,007	35,749,007	(e)
Nestle SA	0.050	02/03/12	28,148,710	28,148,710	(e)
Nordea Bank	0.350	01/11/12	16,449,977	16,449,977
Novartis Corp	0.060	01/04/12	16,749,916	16,749,916	(e)
Proctor Gamble and Co.	0.060	03/20/12	14,398,104	14,398,104	(e)
Rabobank Nederland NV	0.350	01/12/12	29,346,861	29,346,861	(e)
Royal Bank of Canada/ New York, NY	0.540	03/12/12	21,150,000	21,150,000	(f)
Standard Chartered PLC	0.430	02/10/12	30,350,000	30,350,000
State Street Corp	0.010	01/03/12	154,001	154,001	(j)
Svenska Handelsbanken	0.425	02/13/12	25,000,149	25,000,149

See accompanying notes to schedule of assets on page 23.
(Continued)

(19)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2011

Other Investments continued
	Rate of
Description	Interest	Maturity	Cost (a)	Fair Value
Short-Term Money Market Instruments
Toronto-Dominion Bank	0.305%	02/08/12	$30,100,000	$30,100,000	(f)
Westpac Banking Corp	0.473	05/11/12	27,750,000	27,750,000	(f)
Westpac Banking Corp	1.129	02/21/12	25,923,986	25,923,986	(f)(l)
Fidelity Institutional Money Market Government Portfolio (Class I)			61,796,149	61,796,149	(b)
Total Short-Term Money Market Instruments			1,001,367,607	1,000,537,859

U.S. Treasury and U.S. Government Agency Debt Obligations	0.010	02/17/2012	20,349,867	20,349,867	(e)
Federal Home Loan Bank Discount Notes	0.010	02/29/2012	12,599,794	12,599,794	(e)
Federal Home Loan Bank Discount Notes	0.010	05/18/2012	19,993,867	19,993,867	(e)
Federal Home Loan Bank Discount Notes	0.020	01/27/2012	23,999,705	23,999,705	(e)
Federal Home Loan Bank Discount Notes	0.020	02/01/2012	23,999,628	23,999,628	(e)
Federal Home Loan Bank Discount Notes	0.020	03/09/2012	10,299,708	10,299,708	(e)
Federal Home Loan Bank Discount Notes	0.258	02/16/2012	8,250,264	8,250,264	(f)
Federal Home Loan Banks	0.010	01/17/2012	24,549,073	24,549,073	(e)
Federal Home Loan Mortgage Corp	0.010	02/27/2012	20,097,454	20,097,454	(e)
Federal Home Loan Mortgage Corp	0.010	05/01/2012	12,997,815	12,997,815	(e)
Federal Home Loan Mortgage Corp	0.210	05/01/2012	20,157,764	20,157,764	(f)
Federal Home Loan Mortgage Corp	0.241	04/03/2012	41,059,786	41,059,786	(f)
Federal Home Loan Mortgage Corp	7.000	10/01/2023	10,514	11,395	(h)
Federal Home Loan Mortgage Corp.	7.000	11/01/2031	63,474	68,784	(h)
Federal Home Loan Mortgage Corp.	7.000	04/01/2032	770,959	830,949	(h)
Federal Home Loan Mortgage Corp.	7.000	06/01/2032	80,026	86,396	(h)
Federal Home Loan Mortgage Corp.	7.000	04/01/2036	506,158	560,449	(h)
Federal Home Loan Mortgage Corp.	7.500	01/01/2016	34,079	33,354	(h)
Federal Home Loan Mortgage Corp.	7.500	01/01/2027	300,685	327,925	(h)
Federal Home Loan Mortgage Corp.	8.000	05/01/2031	30,554	29,260
Federal Home Loan Mortgage Corp.	8.500	03/01/2027	85,569	94,608	(h)
Federal Home Loan Mortgage Corp.	9.250	12/01/2016	18,718	16,868	(h)
Federal Home Loan Mortgage Corp. Non Gold Pool	6.000	10/15/2013	3,153	2,852	(g)(h)(k)
Federal Home Loan Mortgage Corp. REMIC (Series 2090) (Class PG)	6.000	10/15/2013	3,447	2,831	(g)(h)(k)
Federal Home Loan Mortgage Corp. REMIC (Series 2090) (Class PN)	1.228	12/15/2031	1,960,479	1,988,142	(f)(h)
Federal Home Loan Mortgage Corp. REMIC (Series 2412) (Class OF)	0.010	01/17/2012	19,699,912	19,699,912	(e)
Federal National Mortgage Assoc.	0.010	04/02/2012	40,196,918	40,196,918	(e)
Federal National Mortgage Assoc.	0.050	05/09/2012	49,990,146	49,996,350	(e)
Federal National Mortgage Assoc.	0.100	03/14/2012	27,994,606	27,994,606	(e)
Federal National Mortgage Assoc.	0.284	07/26/2012	40,733,163	40,733,163	(f)
Federal National Mortgage Assoc.	0.315	10/18/2012	11,363,843	11,363,843	(f)
Federal National Mortgage Assoc.	1.913	05/01/2033	1,490,097	1,489,786	(f)
Federal National Mortgage Assoc.	2.096	06/01/2033	88,056	88,862	(f)
Federal National Mortgage Assoc.	2.135	06/01/2033	102,799	104,766	(f)
Federal National Mortgage Assoc.	2.165	06/01/2033	1,440,889	1,464,354	(f)
Federal National Mortgage Assoc.	2.310	12/01/2032	480,660	490,907	(f)
Federal National Mortgage Assoc.	2.313	07/01/2033	1,095,306	1,129,307	(f)
Federal National Mortgage Assoc.	2.380	07/01/2033	2,786,374	2,864,013	(f)(h)
Federal National Mortgage Assoc.	2.388	05/01/2033	95,988	98,087	(f)
Federal National Mortgage Assoc.	2.395	07/01/2033	191,319	191,416	(f)
Federal National Mortgage Assoc.	2.415	06/01/2033	1,209,717	1,232,780	(f)
Federal National Mortgage Assoc.	2.594	06/01/2033	377,969	382,136	(f)
Federal National Mortgage Assoc.

See accompanying notes to schedule of assets on page 23.
(Continued)

(20)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2011

Other Investments continued
	Rate of
Description	Interest	Maturity	Cost (a)	Fair Value
U.S. Treasury and U.S. Government Agency Debt Obligations
Federal National Mortgage Assoc.	2.638%	06/01/2033	$528,462	$538,478	(f)
Federal National Mortgage Assoc.	7.000	02/01/2017	79,734	83,720	(h)
Federal National Mortgage Assoc.	7.000	03/01/2017	356,653	373,163	(h)
Federal National Mortgage Assoc.	7.000	04/01/2017	268,293	280,467	(h)
Federal National Mortgage Assoc.	7.000	05/01/2017	182,690	188,890	(h)
Federal National Mortgage Assoc.	7.000	07/01/2017	518,558	539,870	(h)
Federal National Mortgage Assoc.	7.000	02/01/2019	8,890	9,001	(h)
Federal National Mortgage Assoc.	7.000	03/01/2029	99,123	111,321	(h)
Federal National Mortgage Assoc.	7.000	06/01/2031	70,263	77,006	(h)
Federal National Mortgage Assoc.	7.000	10/01/2031	266,882	300,392	(h)
Federal National Mortgage Assoc.	7.000	01/01/2032	47,629	52,041	(h)
Federal National Mortgage Assoc.	7.000	10/01/2032	59,961	65,133	(h)
Federal National Mortgage Assoc.	7.000	04/01/2033	129,941	141,260	(h)
Federal National Mortgage Assoc.	7.000	11/01/2033	532,729	577,606	(h)
Federal National Mortgage Assoc.	7.000	03/01/2034	47,409	51,444	(h)
Federal National Mortgage Assoc.	7.000	06/01/2034	146,245	159,642	(h)
Federal National Mortgage Assoc.	7.000	01/01/2035	194,147	212,373	(h)
Federal National Mortgage Assoc.	7.000	05/01/2035	1,096,432	1,190,367	(h)
Federal National Mortgage Assoc.	7.000	01/01/2036	473,798	523,239	(h)
Federal National Mortgage Assoc.	7.000	04/01/2036	868,213	963,451	(h)
Federal National Mortgage Assoc.	7.500	04/01/2036	38,887	39,490	(h)
Federal National Mortgage Assoc.	7.500	11/01/2021	50,915	54,000	(h)
Federal National Mortgage Assoc.	7.500	11/01/2022	27,906	26,529	(h)
Federal National Mortgage Assoc.	7.500	03/01/2023	38,699	36,704	(h)
Federal National Mortgage Assoc.	7.500	01/01/2025	275,728	305,210	(h)
Federal National Mortgage Assoc.	7.500	05/01/2026	45,728	51,192	(h)
Federal National Mortgage Assoc.	7.500	07/01/2027	129,303	143,509	(h)
Federal National Mortgage Assoc.	7.500	10/01/2030	50,805	51,174	(h)
Federal National Mortgage Assoc.	7.500	01/01/2031	49,926	49,263	(h)
Federal National Mortgage Assoc.	7.500	02/01/2031	146,924	166,953	(h)
Federal National Mortgage Assoc.	7.500	04/01/2032	166,627	175,002	(h)
Federal National Mortgage Assoc.	7.500	06/01/2032	144,195	160,882	(h)
Federal National Mortgage Assoc.	7.500	07/01/2032	54,664	53,573	(h)
Federal National Mortgage Assoc.	7.500	04/01/2033	80,688	80,143	(h)
Federal National Mortgage Assoc.	7.500	11/01/2033	30,994	29,388	(h)
Federal National Mortgage Assoc.	7.500	03/01/2034	417,071	465,440	(h)
Federal National Mortgage Assoc.	7.500	05/01/2034	417,980	465,156	(h)
Federal National Mortgage Assoc.	8.000	03/01/2032	225,809	256,001
Federal National Mortgage Assoc.	8.000	05/01/2032	31,003	29,648
Federal National Mortgage Assoc.	8.000	11/01/2033	81,220	81,083
Federal National Mortgage Assoc.	8.500	06/01/2028	87,336	91,031	(h)
Federal National Mortgage Assoc.	8.500	08/01/2029	241,716	258,772	(h)
Federal National Mortgage Assoc.	8.500	08/01/2030	110,580	121,487	(h)
Federal National Mortgage Assoc.	9.000	12/01/2031	177,253	182,135
Federal National Mortgage Assoc.	9.500	09/01/2021	55,306	50,289
Federal National Mortgage Assoc. REMIC	4.500	02/25/2040	18,113,071	18,765,655
Federal National Mortgage Assoc. REMIC	5.000	02/25/2040	573,220	680,946	(g)(k)
Federal National Mortgage Assoc. REMIC (Series 2003)	1.408	07/25/2044	1,244,647	1,192,584	(g)(h)
Federal National Mortgage Assoc.Remic Class QA	0.100	05/25/2018	12,647	20,299	(f)(g)(h)
Federal National Mortgage Assoc. Whole Loan	1.075	11/25/2033	509,493	383,510	(f)(g)(h)
Government National Mortgage Assoc.	4.500	02/20/2038	1,598,189	1,374,908	(g)(k)
Government National Mortgage Assoc.	4.500	03/20/2038	2,061,473	1,835,572	(g)(k)
Government National Mortgage Assoc.	4.500	04/20/2038	2,012,453	1,832,643	(g)(k)
Government National Mortgage Assoc.	4.500	01/20/2040	2,782,258	2,471,014	(g)(k)

See accompanying notes to schedule of assets on page 23.
(Continued)

(21)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2011

Other Investments continued
	Rate of
Description	Interest	Maturity	Cost (a)	Fair Value
U.S. Treasury and U.S. Government Agency Debt Obligations
Government National Mortgage Assoc.	7.000%	12/15/2018	$202,550	$205,155
Government National Mortgage Assoc.	7.000	11/15/2023	255,820	276,436
Government National Mortgage Assoc.	7.000	03/15/2031	153,589	171,570
Government National Mortgage Assoc.	7.000	05/15/2032	160,856	179,565
Government National Mortgage Assoc.	7.000	11/15/2032	122,497	134,958
Government National Mortgage Assoc.	7.500	12/15/2012	4,977	5,003	(h)
Government National Mortgage Assoc.	7.500	12/15/2018	175,557	181,353	(h)
Government National Mortgage Assoc.	7.500	01/15/2031	319,324	353,570	(h)
Government National Mortgage Assoc.	7.500	03/15/2031	16,471	16,651	(h)
Government National Mortgage Assoc.	7.500	05/15/2031	122,317	130,546	(h)
Government National Mortgage Assoc.	7.500	07/15/2031	252,880	286,606	(h)
Government National Mortgage Assoc.	7.500	09/15/2031	325,760	369,418	(h)
Government National Mortgage Assoc.	9.000	11/15/2017	37,114	36,452
U.S. Treasury Bills	0.020	04/26/2012	104,992,106	104,994,855	(e)
U.S. Treasury Bonds	3.750	08/15/2041	527,452	553,823
U.S. Treasury Note	0.625	06/30/2012	31,635,233	31,635,233
U.S. Treasury Notes	0.070	06/30/2012	74,881,525	75,090,651	(e)(h)
U.S. Treasury Notes	0.070	12/31/2012	109,158,381	109,756,638	(e)(h)
U.S. Treasury Notes	0.240	10/31/2013	97,218,828	97,211,163	(e)
U.S. Treasury Notes	0.500	05/31/2013	56,121,748	56,245,302	(e)(h)
U.S. Treasury Notes	0.800	10/31/2016	120,092,553	120,765,955	(e)(h)
U.S. Treasury Notes	0.875	01/31/2012	22,963,055	22,963,055
U.S. Treasury Notes	1.000	03/31/2012	40,848,415	40,848,415
U.S. Treasury Notes	1.000	04/30/2012	40,122,089	40,122,089
U.S. Treasury Notes	1.125	01/15/2012	19,958,308	19,958,308
U.S. Treasury Notes	2.000	11/15/2021	48,010,992	48,596,035
U.S. Treasury Notes	2.375	02/28/2015	44,475,073	45,035,885	(h)
Total U.S. Treasury and U.S. Government Agency Debt Obligations			1,292,776,538	1,296,474,483

Commercial Mortgage-Backed and Asset-Backed Securities
Ally Master Owner Trust	2.150%	01/15/2016	$24,511,177	$24,286,212
Ally Master Owner Trust	3.870	04/15/2015	3,878,320	3,797,190	(h)(l)
Avis Budget Rental Car Funding AESOP LLC	9.310	10/20/2013	10,133,828	9,897,057	(l)
Bank of America Merrill Lynch Commercial Mortgage, Inc	5.790	03/11/2032	414,566	405,098	(l)
Bank of America Merrill Lynch Commercial Mortgage, Inc	5.860	03/11/2032	382,335	373,493	(l)
Bank of America Merrill Lynch Commercial Mortgage, Inc	6.770	03/11/2032	973,097	952,773	(l)
Bank of America Merrill Lynch Commercial Mortgage, Inc	7.226	10/11/2037	305,447	297,932	(l)
Citigroup Commercial Mortgage Trust	0.348	04/15/2022	296,786	319,075	(e)(f)(h)(l)
Ford Credit Floorplan Master Owner Trust	2.928	12/15/2014	9,248,906	9,131,033	(f)(l)
Greenwich Capital Commercial Funding Corp.	5.597	12/10/2049	3,013,711	3,077,949	(h)
Hertz Vehicle Financing LLC	5.020	02/25/2015	5,252,344	5,237,983	(l)
Hertz Vehicle Financing LLC	5.290	03/25/2016	20,644,562	22,117,663	(h)(l)
JP Morgan Chase Commercial Mortgage Securities Corp.	3.853	06/15/2043	9,784,671	10,131,475	(l)
Lehman Brothers Floating Rate Commercial Mortgage Trust	0.578	06/15/2022	4,475,035	4,922,210	(e)(f)(h)(l)
Morgan Stanley Capital	4.660	09/13/2045	3,220,609	3,194,991
Morgan Stanley Capital	4.700	07/15/2056	22,382,452	22,518,005
Nissan Auto Lease Trust	0.920	02/16/2015	4,749,110	4,731,308	(e)
UBS Commercial Mortgage	4.954	09/15/2030	5,189,311	5,294,469
Vendee Mortgage Trust	0.370	04/15/2040	1,214,731	1,267,423	(f)(g)
Vendee Mortgage Trust	0.581	09/15/2046	1,277,318	1,141,510	(f)(g)(h)
Vendee Mortgage Trust (Class IO)	0.842	05/15/2033	1,557,502	2,251,219	(f)(g)(h)
Vendee Mortgage Trust (Series 1996) (Class IO)	0.207	10/15/2026	172,207	102,838	(f)(g)
Volkswagon Credit Auto Master Trust	0.974	09/20/2016	9,750,000	9,749,938	(e)(f)(l)
Total Commercial Mortgage-Backed and Asset-Backed Securities			142,828,025	145,198,844

See accompanying notes to schedule of assets on page 23.
(Continued)

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GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2011

Other Investments continued

Description		Units	Cost (a)	Fair Value
U.S. Savings Bonds - Held in trust
1982 U.S. SAVINGS BOND EE SERIES		3,398	$169,900	$961,176
1983 U.S. SAVINGS BOND EE SERIES		5,758	287,900	1,279,234
1984 U.S. SAVINGS BOND EE SERIES		6,952	347,600	1,437,160
1985 U.S. SAVINGS BOND EE SERIES		9,998	499,900	1,986,884
1986 U.S. SAVINGS BOND EE SERIES		35,676	1,783,800	6,705,678
1987 U.S. SAVINGS BOND EE SERIES		37,649	1,882,450	6,215,752
1988 U.S. SAVINGS BOND EE SERIES		41,968	2,098,400	6,660,781
1989 U.S. SAVINGS BOND EE SERIES		58,874	2,943,700	8,979,951
1990 U.S. SAVINGS BOND EE SERIES		61,610	3,080,500	9,027,624
1991 U.S. SAVINGS BOND EE SERIES		62,920	3,146,000	8,867,114
1992 U.S. SAVINGS BOND EE SERIES		91,568	4,578,400	12,394,491
1993 U.S. SAVINGS BOND EE SERIES		67,766	3,388,300	7,371,339
1994 U.S. SAVINGS BOND EE SERIES		55,316	2,765,800	5,530,490
1995 U.S. SAVINGS BOND EE SERIES		19,393	969,650	1,839,444
1996 U.S. SAVINGS BOND EE SERIES		85	4,250	7,151
1997 U.S. SAVINGS BOND EE SERIES		165	8,250	13,838
1998 U.S. SAVINGS BOND EE SERIES		233	11,650	18,726
1999 U.S. SAVINGS BOND EE SERIES		387	19,350	29,706
2000 U.S. SAVINGS BOND EE SERIES		601	30,050	43,885
2001 U.S. SAVINGS BOND EE SERIES		749	37,450	51,931
2002 U.S. SAVINGS BOND EE SERIES		901	45,050	59,743
2003 U.S. SAVINGS BOND EE SERIES		1,570	78,500	100,602
2004 U.S. SAVINGS BOND EE SERIES		2,343	117,150	145,999
2005 U.S. SAVINGS BOND EE SERIES		2,971	148,550	183,482
2006 U.S. SAVINGS BOND EE SERIES		4,128	206,400	249,509
2007 U.S. SAVINGS BOND EE SERIES		5,892	294,600	339,742
2008 U.S. SAVINGS BOND EE SERIES		6,604	330,200	351,549
2009 U.S. SAVINGS BOND EE SERIES		11,996	599,800	611,935
2010 U.S. SAVINGS BOND EE SERIES		16,974	848,700	862,025
2011 U.S. SAVINGS BOND EE SERIES		16,295	814,750	814,750
			31,537,000	83,141,691
U.S. Savings Bonds - Held in custody
2007 U.S. SAVINGS BOND EE SERIES		11	550	642
2009 U.S. SAVINGS BOND EE SERIES		164,679	8,233,950	8,419,916
2010 U.S. SAVINGS BOND EE SERIES		160,059	8,002,950	8,128,573
2011 U.S. SAVINGS BOND EE SERIES		161,134	8,056,700	8,056,700
		485,883	24,294,150	24,605,831
Total U.S. Savings Bonds			55,831,150	107,747,522

Total Other Investments			2,492,803,320	2,549,958,708

Total Investments			20,171,591,594	19,094,360,031

	Rate of
Notes Receivable from Participants	Interest	Maturity	Cost (a)	Fair Value
Various 54,311 notes receivables	1.00-10.50%	1 month - 15 yrs.	$-	$372,439,118	(i)
Total Notes Receivable from Participants			-	372,439,118
Total Asseets (Held at End of Year)			$20,171,591,594	$19,466,799,149

Notes to Schedule of Assets:

(a)
Cost of securities is the price at which underlying shares in the investment options were purchased, including shares purchased with reinvested interest and dividends. In addition, cost of securities includes gains and losses on realized participant investment switches and is decreased for withdrawals on an average cost basis by individual participant.

(b)	Funds managed by an affiliate of FMTC.
(c)	Funds managed by GEAM, a wholly owned subsidiary of the Company.
(d)	GE Cash Plus Fund is a holding of the Short Term Fund.
(e)	Rate of interest is based on computed effective yield.
(f)	Variable or floating security. The stated rate represents the rate at December 31, 2011.
(g)
Interest only security. These securities represent the right to receive the monthly interest payments on an underlying pool of mortgages. Payments of principal on the pool reduce the value of the "interest only" holding.

(h)	At December 31, 2011, all or a portion of this security was reserved and/or pledged to cover collateral requirements for futures.
(i)	Represents a party-in-interest to the Plan.
(j)	State Street Bank and Trust Company is one of the custodians of the Plan. In addition, State Street Bank and Trust Company also serves as accounting agent for some of the Plan's investment options.
(k)	Coupon amount represents the coupon of the underlying mortgage securities on which monthly interest payments are based.
(l)
Pursuant to Rule 144A of the Securities Act of 1933, these securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid using procedures established by the Board of Trustees.

(m)	Fair Valued security in accordance with procedures established by the GEAM Valuation Committee.

See accompanying Report of Independent Registered Public Accounting Firm.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

General Electric Company (Registrant)
June 25, 2012	\s\ Jamie S. Miller
Date	Jamie S. Miller Vice President and Controller Duly Authorized Officer and Principal Accounting Officer

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